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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MMG Financial Services Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 30 2004 WASH, D.C. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ellin & Company LLP
(Name - if *individual, state last, first, middle name)*

750 Lexington Avenue (Address) New York (city) NY (State) 10022 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMG Financial Services Ltd., as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Linda S. Grimm

Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMG FINANCIAL SERVICES LTD.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2003

MillerEllin / company LLP

MMG FINANCIAL SERVICES LTD.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2003

CONTENTS

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MMG Financial Services Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MMG Financial Services Ltd. (a wholly-owned subsidiary of Marque Millennium Group Ltd.) as of December 31, 2003, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MMG Financial Services Ltd. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 19, 2004

MMG FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$16,148
Prepaid insurance	2,176
	$18,324

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to Parent	$ 4,139
Income taxes payable	400
	4,539
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; authorized, issued and outstanding - 3,000 shares	30
Additional paid-in capital	20,592
Accumulated deficit	(6,837)
Total stockholder's equity	13,785
	$18,324

The accompanying notes are an integral part of these financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Interest income	$ 52
EXPENSES:	
Regulatory fees and licenses	1,433
Insurance	435
Office expense	90
	1,958
LOSS BEFORE PROVISION FOR INCOME TAXES	(1,906)
PROVISION FOR INCOME TAXES	(450)
NET LOSS	$ (2,356)

The accompanying notes are an integral part of these financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
BALANCE - January 1, 2003	3,000	$30	$17,592	$ (4,481)	$13,141
Capital contribution from parent	-	-	3,000	-	3,000
Net loss	-	-	-	(2,356)	(2,356)
BALANCE - December 31, 2003	3,000	$30	$20,592	$ (6,837)	$13,785

The accompanying notes are an integral part of these financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,356)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Income taxes payable	400
Due to parent	1,965
NET CASH PROVIDED BY OPERATING ACTIVITIES	9
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from parent	3,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,009
CASH AND CASH EQUIVALENTS - beginning	13,139
CASH AND CASH EQUIVALENTS - ending	$16,148

The accompanying notes are an integral part of these financial statements.

MMG FINANCIAL SERVICES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

MMG Financial Services Ltd. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Marque Millennium Group Ltd. (the "Parent").

The Company, located in New York, New York, may engage in customers' securities business with another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts would be performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, this broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions. Marque Millennium Capital Management Ltd., an affiliate, has guaranteed this contract.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. No securities transactions occurred during 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as investments in a money market account, which are highly liquid.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. Income taxes, if any, are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable, if any, is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Current income taxes included in the statement of operations represent minimum state and local income taxes.

NOTE 1 - PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 - DUE FROM/TO PARENT

Marque Millennium Group Ltd. provides, without charge to the Company, substantially all administrative services such as personnel, office space and certain operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $6,609, which was in excess of the requirement by $1,609.

NOTE 4 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

MMG FINANCIAL SERVICES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL:	
Total stockholder's equity	$13,785
Deductions and/or charges:	
Non-allowable asset	2,176
Deductible provision of fidelity bond in excess of minimum	5,000
	7,176
NET CAPITAL	$ 6,609
AGGREGATE INDEBTEDNESS:	
Due to Parent	$ 4,139
Income taxes payable	400
	$ 4,539
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $4,539)	$ 5,000
Excess net capital	$ 1,609

CAPITAL RATIO (Maximum allowance 1500%)
Ratio of aggregate indebtedness to net capital $\frac{\$4,539}{\$6,609} = 68.68\%$

There are no material differences between the computation of net capital under Rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2003 Form X-17A-5 Part IIA filing.

See independent auditors' report.

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
MMG Financial Services Ltd.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of MMG Financial Services Ltd., (a wholly-owned subsidiary of Marque Millennium Group Ltd.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Direct Brokerage Inc. (the "Company") including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 22, 2004